July 30, 2019

VIA EDGAR

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

(File Nos. 333-232584 and 811-21190)

Dear Ms. Larkin:

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”) hereby requests that the effective date of the Company’s Pre-Effective Amendment No. 1 filed on July 29, 2019 (which incorporates the initial registration statement filed on July 8, 2019 on Form N-2) under the Securities Act of 1933 (the “Registration Statement”) be accelerated to July 31, 2019, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Rajib Chanda of Simpson Thacher & Bartlett LLP at (202) 636-5543, and that such effectiveness also be confirmed in writing.

Very truly yours,

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

By:	/s/ Christopher Hutt
Name: Christopher Hutt
Title: Vice President

Hastings Capital Group, LLC

By:	/s/ Jason Wright
Name: Jason Wright
Title: President